FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 30, 2013 entitled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2013”

For immediate release

Contact:
María Paz Yañez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – October 30, 2013 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2013. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended September 30, 2013

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2013

Ü
In the first nine months of 2013, the Company recorded a profit of Ch$125,207.2 million, higher by Ch$49,962.5 million with respect to the profit recorded in the first nine months of 2012. This result was boosted by profits generated on the sale of equity interests held in foreign associates AFORE Bancomer in Mexico and AFP Horizonte in Peru that totaled Ch$53,321.4 million, net of taxes.

Ü
Regarding the recurring business, revenues have continued growing by Ch$5,754.9 million with respect to the same period in 2012, as a consequence of higher fees received (Ch$6,819.0 million or 6.0%) due to higher mandatory contributions driven by higher taxable base of contributors recorded in the period. It is worth mentioning that non-recurring fees from the Social Pension Institute were registered in 2012, thus if they were isolated in the analysis, fee income would have grown by 7.1%.

Ü
Moreover, operating expenses increased by Ch$10,150.3 million in the first nine months of 2013, basically due to superior employee expenses (Ch$8,784.9 million). The growth relate to higher sales personnel expenses as a new distribution model was implemented destined to improve the agents sales profiles, as well as to superior administrative personnel expenses arisen from personnel transferred from BBVA Servicios Corporativos towards Provida´s permanent personnel and the internalization of certain activities in order to improve clients’ service. The latter had a compensation reflected in the lower installment paid to BBVA Servicios Corporativos that diminished administration expenses.

The life and disability insurance premium recorded lower gains of Ch$1,567.9 million in the first nine months of 2013 due to a lower adjustments in provisions, as casualties pending of payment have been reduced, as well as the difference between estimations and actual costs.

Ü
In the first nine months of 2013 mandatory investments recorded lower gains of Ch$270.6 million, as a result of an inferior weighted average nominal return of pension funds (+3.98% v/s +4.32% for the nine month-period ended in September 2012), basically due to losses recorded in local stock markets and lower returns achieved by variable income in emerging markets.

Ü
In non-operating terms, the period recorded lower profits of Ch$4,621.6 million from associates due to the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru. However, it is important to mention the higher profits generated by local associates (Ch$1,399.4 million) basically due to higher accrued results by Administradora de Fondos de Cesantía.

Ü
Regarding income taxes, they increased by Ch$5,493.7 million. This result was partly triggered by Ch$12,267.7 million from the sale of foreign associates. As a counterpart, the 2012 figures were affected by the increase of both the recurring income tax rate from 18.5% to 20%, and the deferred tax rate from 17% to 20% totaling Ch$12,267.7 million.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the acknowledgment in all the accounting items a profit of Ch$1,463.0 million in the first nine months of 2013, decreasing by 27.6% with respect to the same period in 2012.

Ü
As of September 30, 2013, Provida continues to lead the Chilean pension fund industry with a total of US$45,750.4 million of assets under management, equivalent to a market share of 28%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million participants and 1.8 million of contributors as of September 2013, equivalent to market shares of 36% and 34% as of August 2013 respectively.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2013

Ü	The third quarter of 2013 (3Q13) recorded a profit of Ch$24,761.7 million, increasing by Ch$4,410.7 million or 21.7% with respect to the profit attained in the third quarter of 2012 (3Q12).

Ü
During 3Q13, higher revenues of Ch$2,656.4 million were recorded, due to superior fee income (Ch$2,388.7 million or 6.4%) as a consequence of the growth of salary base, sustained by the growth of taxable income of contributors.

Ü
Regarding operating expenses, they increased by Ch$4,659.2 million in 3Q13 driven mainly by higher employee expenses, as a consequence of a greater staff maintained in the quarter. The growth of sales employee expenses was triggered by the implementation of a new distribution model which aim is to improve the sales agents’ profiles. Likewise, the increase experienced by administrative employee expenses related to the internalization of services rendered by BBVA Servicios Corporativos and other suppliers.

Ü	Mandatory investments recorded higher gains of Ch$2,560.7 million since the weighted average return of pension fund was +2.49% in 3Q13 which compared with +1.31% in 3Q12.

Ü
In non-operating terms, the period recorded lower profits from associates of Ch$1,782.6 million due to the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru, which generated decreased profits in the aggregate of Ch$2,257.7 million. The above was partially offset by higher profits attained on local associates (Ch$475.1 million) due to superior results achieved by AFC and Previred.

Ü	Income taxes decreased by Ch$5,997.6 million given the effect of a change in the tax regulation that increased tax income rate from 18.5% to 20.0%, as well deferred taxes from 17.0% to 20.0%.

MAIN BUSINESS DRIVERS FOR THE FIRST NINE MONTHS OF 2013

Business Drivers	Sep-13	Market Share
Average number of affiliates	3,394,034	36.1%	(1)
Average number of contributors	1,786,983	33.5%	(1)
Average number of pensioners	652,732	37.6%

Average salary base (US$ Million)	1,666.0	27.1%	(1)
AUM (US$ Million)	45,750.4	28.0%
Average real return of Pension Fund (Cum. Sep13)	2.85%
Pension Fund Type A real return (Cum. Sep13)	3.15%
Pension Fund Type B real return (Cum. Sep13)	1.77%
Pension Fund Type C real return (Cum. Sep13)	2.51%
Pension Fund Type D real return (Cum. Sep13)	3.41%
Pension Fund Type E real return (Cum. Sep13)	3.86%

Other Variables	Sep-13	Market Share
Average number of branches	59	27.4%
Average number of administrative employees	1,052	25.6%	(2)
Average number of sales agents	725	29.8%	(2)
(1) Market Share as of August, 2013	(2) Market Share as of June, 2013

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS OF 2013

The monthly economic activity index (IMACEC) grew by 4.1% in August 2013 as compared to the same month in 2012. The Commerce followed-up by the Mining were the main contributors to the y/y growth. The rest of the sectors rose at a lesser extent exhibiting a slowdown in comparison with the first months of the year.

Regarding foreign trade, the trade balance cumulated a positive surplus of US$838.3 million in the first nine months of 2013, a 66% decline than the figure recorded in the same period in 2012 mainly due to increased imports.

In the first nine months of 2013, exports cumulated US$57,604.0 million, an increase of 1.2% compared to the same period in 2012. This result was partly boosted by the growth experienced by non-mining exports (representing 41% of total exports), mainly due to the increases exhibited by fishing/aquaculture (salmon), fruits (walnuts and blueberries), cellulose, and fuels and mineral oils (butane gas and diesel oil) sectors. The above was partially offset by decreased mining exports (which accounting for 59% of total exports), basically due to lower shipments and a decreased price recorded by copper.

Likewise, imports totaled US$56,765.7 million, rising by 4.2% compared to the same period in 2012, due to the increase registered by non-fuel imports (representing 80% of total imports), mainly the growth experienced by imports of land vehicles (cars), machines and mechanical devices (spare parts and mechanical fittings) and equipments and electrical devices (cell phones and electric equipment). The latter was partially offset by the decreased imported volume of fuels (representing 20% of total imports) mainly diesel oil (fewer shipments) and natural liquefied gas (a lower price).

The Consumer Price Index (CPI) recorded a cumulated variation of 1.9% in the first nine months of 2013 and 2.0% in a twelve month-period. The cumulative variation in the first nine months of 2013 was mainly the outcome of growths recorded by Food and Non-alcoholic Beverages (2.9% with an effect of 0.55 p.p.), Utilities (2.9% with an effect of 0.38 p.p.), Transport (1.9% with an effect of 0.37 p.p.), Education (4.5% with an effect of 0.27 p.p.), Restaurants and Hotels (4.0% with an effect of 0.18 p.p.) and Health (3.3% with an effect of 0.18 p.p.), which were partially offset by the drop recorded by Clothing and Footwear (-5.5% with an effect of -0.29 p.p.).

Regarding the monetary policy rate, the Central Bank at its meeting held in October 17, 2013, decided to lower the monetary policy interest rate by 25 basis points, to 4.75% (annual). The Press Release has informed that the external scenario has turned weaker due to the risk arising from the fiscal situation in USA. Locally, economic activity has proceeded at a moderate pace. Final demand has reduced its rate of expansion and forecasts anticipate that it will decelerate further. Inflation has evolved below projections, remaining in the lower part of the tolerance range, while market expectations foresee a slower normalization towards 3%.

In relation to the labor market, the mobile quarter June-August 2013 recorded an unemployment rate of 5.7%, recording a nil variation with respect to the previous quarter, but dropping 0.7 percentage points in twelve months. This decrease was driven by a further expansion of Occupation (2.7%) with respect to Labor Force (1.9%). By occupational categories, the salaried sector continued to drive the growth of employment, recording an annual increase of 2.7%. By occupational activities, the Commerce sector recorded the most significant impact in total employment in a twelve-month period for the fourth consecutive time, followed by Education and Construction sectors.

Finally, regarding the Company’s information, recent events relate to:

On July 19, 2013, the Superintendency of Pensions authorized the societies MetLife Chile Acquisition Co. S.A. and Inversiones MetLife Holdco Tres Ltda. to jointly acquire (direct and indirectly the first society, meanwhile indirectly the second society) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A. The official authorization states that such societies sufficiently credited the existence of the conditions enabling to acquire the shares of AFP Provida.

AFP Provida S.A. (the “Company” or “Provida”) was informed that on October 1, 2013 its parent had changed.

MetLife Chile Acquisition Co. S.A. (the "Bidder") declared that its tender offer in Chile, for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, issued by the Company ("Share" or "Shares") in the terms specified in the initial notice published in the newspapers El Mercurio and La Tercera on August 28, 2013 (“Offer in Chile”), was successful. The Bidder received acceptances of the Offer in Chile for a total of 58,949,845 shares, representing 17.79% of the total shares of Provida.

Additionally, the Bidder conducted a tender offer in the United States for 100% of the shares held by U.S. holders, and up to 100% of the shares represented by American Depositary Shares ("ADSs") held by all holders of ADSs, wherever located ("Offer in the U.S."). The Company was informed that the Bidder received acceptances for 4,631,368 ADSs, representing 69,470,520 shares, and additionally, it received acceptances for 220.508 ADSs representing 3,307,620 shares under the mechanism of "guaranteed delivery" as defined in the United States Securities Exchange Act (the "Exchange Act"), which have been accepted for payment subject to fulfillment of the requirements of such mechanism.

Finally, as agreed in the "Transaction Agreement", signed on February 1, 2013, among Banco Bilbao Vizcaya Argentaria S.A. ("BBVA"), BBVA Inversiones Chile S.A. (together with BBVA, the "BBVA Parties"), MetLife, Inc. ("MetLife") and the Bidder, the Company was informed that on October 1, 2013 (the “Closing Date”), the BBVA Parties had transferred to the Bidder, total control over all the shares issued by the Chilean closely held corporation called Inversiones Previsionales S.A. (“Inversiones Previsionales”), Chilean Tax ID No 76,266,631-6, less one of these shares which was transferred to Inversiones MetLife Holdco Tres Limitada, Chilean Tax ID No 76,265,745-7, thereby indirectly transferring on that date to the Bidder, control over 171,023,573 shares (representing approximately 51.62% of the Shares) held by Inversiones Previsionales.

As a result, as of the Closing Date, the Bidder became, directly and indirectly, the owner and controller of 299,443,938 shares (including shares represented by ADSs and 46,445 shares of which were indirectly held by MetLife before the tender offers were commenced, which were sold to the Bidder in the Offer in Chile), representing, in the aggregate, 90.38% of the shares of Provida. This amount may increase by up to 3,307,620 shares to be acquired in accordance with the U.S. Offer, subject to compliance with the requirements for the mechanism of "guaranteed delivery" referred to in the Exchange Act, through which the percentage of control might increase to a total of 91.38%.

As reported in the prospectus for the Offer in Chile, the ultimate controller of the Bidder, and therefore of Provida as of October 1, 2013, is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months of 2013, the Company recorded a profit of Ch$125,207.2 million, an increase of Ch$49,962.5 million or 66.4% as compared to the profit attained in the same period in 2012. This result was boosted by the profit generated from the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$53,321.4 million net of taxes).

Regarding the recurring business, the period recorded higher revenues of Ch$5,754.9 million (4.7%) due to increased fee income of Ch$6,819.0 million or 6.0% driven by higher mandatory contributions attributable to the growth of salary base. It is worth mentioning that the basis of comparison in 1Q12 incorporated non-recurring revenues received from the Social Pension Institute (IPS), thus if such effect were isolated, fee income would have increased by 7.1%. This result was partially offset by lower other revenues of Ch$1,064.1 million mainly due to lower financial revenues received from the life and disability insurance contract (currently in runoff), as well as lower operating revenues from the associate AFP Génesis in Ecuador during the period.

Likewise, operating expenses increased by Ch$10,150.3 million basically affected by the growth in employee expenses explained by several components of remunerations. In relation to sales employee expenses, they increased by Ch$3,373.0 million as a result of the implementation of a new distribution model that seeks to improve the sales agents’ profile, to reinforce the leading position of Provida in the market and to achieve new opportunities in the industry. As a consequence, sales force staff increased with the corresponding growth in salaries, benefits and variable incentives related to the commercial strategy.

Moreover, administrative employee expenses increased by Ch$2,959.5 million, as personnel were transferred from BBVA Servicios Corporativos towards the AFP’s permanent personnel, which assumed the associated tasks previously provided by such holding company. However, in the same month (September 2012) this increase was offset by an inferior installment paid to BBVA Servicios Corporativos recorded in administration expenses.

Also, other components of remuneration explained such increased personnel expenses, which included superior indemnities and bonuses paid to personnel, totaling Ch$2,452.4 million.

In regard to life and disability insurance premium, the period recorded a lower gain of Ch$1,567.9 million (53.0%) due to lower adjustments in provisions, as a result of the reduction experienced by casualties pending of payment and the difference arisen between estimations and actual costs.

In connection with mandatory investments, the period recorded lower gains of Ch$270.6 million. In figures, the weighted average nominal return of pension funds was +3.98% in the period, which compared with +4.32% mainly as a consequence of the fall experienced by the local Stock Exchange, as well as, lower returns from emerging markets.

In relation to the non-operating result, the period recorded lower profits from equity accounted associates of Ch$4,621.6 million, provoked by the sale of equity interests in foreign associates (AFP Horizonte and AFORE Bancomer) mentioned above.

Regarding income tax, the Company recorded a higher provision of Ch$5,493.7 million. This result was partly determined by Ch$12,267.7 million stemming from the sale of equity interests held in AFP Horizonte and AFORE Bancomer. As a counterpart, the 2012 figures were affected by the implementation of the new tax law that increased the tax rate from 18.5% to 20.0% for profits, also involving an increase of deferred tax rate from 17.0% to 20.0%. Thus, the comparison basis were specifically affected by Ch$5,762.6 million for September 2012, including both income tax by Ch$1,033.4 million and deferred tax by Ch$4,729.2 million.

During the first nine months of 2013, earnings per share (each ADR represents fifteen shares) were Ch$377.91 as compared to Ch$227.11 obtained in the same period in 2012. As of September 30, 2013, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2012.

Revenues

In the first nine months of 2013, revenues were Ch$128,250.0 million, an increase of Ch$5,754.9 million or 4.7% as compared to the same period in 2012. This increase was explained by higher fee income of Ch$6,819.0 million due to the growth of mandatory contributions. However, the latter was partially offset by lower other revenues of Ch$1,064.1 million due to both lower financial revenues from the life and disability insurance contract, as well as lower operating revenues from the associate AFP Génesis in Ecuador, and lower revenues for services rendered to AFC.

•
Fee income was Ch$121,180.6 million in the first nine months of 2013, an increase of Ch$6,819.0 million (6.0%) as compared to the same period in 2012. This result was the outcome of higher mandatory contributions given the growth observed in salary base, basically reflecting the increase in taxable income of contributors. In this regard, the basis of comparison for mandatory fee income was affected by the regularization of residual and unprocessed contributions from previous periods made by the Social Pension Institute in January 2012, so if this effect were excluded, the mandatory fee income would have grown by 7.1%.

As a result of the growing trend exhibited by fee income previously mentioned, Provida has maintained its leading position in the pension industry with average market shares of 36% in terms of number of participants and 34% in terms of contributors and 27% in terms of salary base as of August 2013. Concerning assets under management, their market share was 28% as of September 30, 2013. In figures, the average number of contributors was 1,786,983 and the monthly average salary base was US$1,666.0 million in the first nine months of 2013, while assets under management amounted to US$45,750.4 million as of September 30, 2013.

•
Other revenues were Ch$7,069.4 million in the first nine months of 2013, lower by Ch$1,064.1 million (13.1%) with respect to the same period in 2012. This result was partly attributable to lower financial revenues of Ch$723.1 million (69.2%) stemming from the life and disability insurance -currently in runoff- due to lower cash flows managed by the insurer, as well as lower returns recorded in the period. Additionally, lower other revenues of Ch$341.0 million (4.8%) were recorded basically attributable to lower operating revenues from the associate Génesis in Ecuador mainly due to the elimination of maintenance charges in accounts, as well as, lower revenues for services rendered to Administradora de Fondos de Cesantía.

Mandatory investments

During the first nine months of 2013, gains from mandatory investments were of Ch$8,294.0 million, a decrease of Ch$270.6 million or 3.2% with respect to the result recorded in the same period in 2012. As of September 2013, the weighted average nominal return of pension funds was +3.98%, as compared to the return of +4.32% recorded in the same period in 2012. The main contributions were Fund Type C (42% of the gains) with a nominal return of +3.62% and Fund Type D (21% of the gains) with a nominal return of +4.53%.

Lower gains recorded in the period were basically attributable to the fall of -11.1% experienced by the local Stock Exchange during the first nine months of 2013 (measured through IPSA) as compared to the rise of +1.3% recorded in the same period in 2012. In addition, the period registered lower returns obtained by emerging economies during 2013: MSCI Emerging -6.6%; Brazil -14.2%, China -9.7%, Russia -7.2% and Mexico -8.1% versus the same period in 2012: MSCI Emerging +8.9%; Brazil +4.1%, China -0.3%, Russia +6.7% and Mexico +10.1%. However, the above result was partially offset by a better performance of foreign variable income in developed countries in 2013: MSCI World +15.4%; Japan +38.5%; USA +17.9% and Europe +7.6%, versus the same period in 2012: MSCI World +11.3%; Japan +6.2%; USA +15.0% and Europe +6.3%.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$1,392.2 million in the first nine months of 2013, a decrease of Ch$1,567.9 million (53.0%) as compared to the gain recorded in the same period in 2012.

The result was explained by the inferior adjustment in provision of Ch$1,694.3 million made in the first nine months of 2013 with respect to the same period in 2012, since the number of casualties pending of payment have decreased, as well as the difference between estimations and effective costs. However, the inferior expense incurred in temporary premium of Ch$126.4 million partially offset the aforementioned, due to year 2012 was affected by the collection stemming from the Social Pension Institute, generating the respective premiums related.

Employee expenses

Employee expenses amounted to Ch$31,488.6 million in the first nine months of 2013, an increase of Ch$8,784.9 million or 38.7% with respect to the same period in 2012. This result was explained by several components of remunerations detailed as follows:

•
In the first nine months of 2013, wages and salaries of administrative personnel were Ch$16,063.1 million, increasing by Ch$2,959.5 million or 22.6% as compared to the same period in 2012. This result was basically attributable to higher expenses incurred in fixed compensation and benefit allowances paid during the period, as a consequence of a greater staff maintained. The latter since September 2012 services rendered by BBVA Servicios Corporativos were internalized, and then, transferring the associated personnel to Provida’s permanent staff. Additionally, and with the main objective of improving client services, certain activities were also internalized contributing to have a greater staff and also higher remunerations.

The period also recorded higher variable-based compensations paid to chiefs and supervisors of sales, mainly related to higher activity associated to the commercial distribution plan.

In figures, the average administrative staff of Provida was 1,052 workers in the first nine months of 2013, increasing by 12.7% with respect the average staff in the same period in 2012 (934 administrative workers). By comparing the end of each period, the administrative staff increased by 6.9%, from 1,014 in September 2012 to 1,084 workers in September 2013.

•
Wages and salaries of sales personnel were Ch$10,833.8 million in the first nine months of 2013, an increase of Ch$3,373.0 million or 45.2% as compared to the same period in 2012. Such increase was mainly triggered by higher variable-based compensations associated to higher commissions and awards paid to sales agents. As a result of a greater staff, the period recorded superior fixed compensations and benefit allowances. This increase in staff (since August 2012) obeyed to a new distribution model destined to improve the sales agents’ profiles, who shall become pension advisors.

In figures, the average number of sales employees was 745 workers in the first nine months of 2013, a 47.9% increase with respect to the number maintained in 2012 (504 sales agents). With respect to the evolution at the end of each period, the sales force increased by 27.1% from 639 salespeople in September 2012 to 812 in September 2013.

•
Short-term benefits to employees were Ch$2,764.2 million in the first nine months of 2013, an increase of Ch$1,393.2 million or 101.6% as compared to the same period in 2012, given higher provisions for bonuses required in the period.

•
In the first nine months of 2013, indemnities were Ch$1,827.5 million, an increase of Ch$1,059.3 million or 137.9% with respect to the same period in 2012. This figure was basically driven by higher indemnities of Ch$1,185.8 million paid to administrative personnel, aimed at strengthening the Company’s structures and processes.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$6,619.1 million in the first nine months of 2013, an increase of Ch$234.6 million or 3.7% with respect to the same period in 2012. This increase was caused by higher amortization expenses related to enhancements for the Unified Platform recorded in the period.

•
In the first nine months of 2013, the depreciation expense was Ch$1,692.7 million, a decrease of Ch$21.5 million or 1.3% with respect to the same period in 2012. This result was mainly the outcome of lower depreciation of computer hardware.

•
The amortization expense was Ch$4,926.4 million in the first nine months of 2013, an increase of Ch$256.1 million or 5.5% with respect to the same period in 2012. This increase was basically attributable to higher amortization costs in intangibles, associated to enhancements for the Unified Platform.

Impairment losses

During the first nine months of 2013 impairment losses were nil, which meant a positive amount of Ch$210.4 million with respect to the impairment losses recorded in the same period in 2012. Impairment losses in the first nine months of 2012 related to depreciation of a real estate not used by the Company in its business activities. Losses were originated from the difference between the book value and the market value during the period. Additionally, the Company has a policy to assess its main fixed assets (real estate over Ch$40.0 million) every three years or earlier if there is any evidence of impairment.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$22,798.1 million in the first nine months of 2013, a decrease of Ch$202.5 million or 0.9% with respect to the same period in 2012. This result was attributable to the following:

•
Administration expenses amounted to Ch$16,412.0 million in the first nine months of 2013, a decrease of Ch$104.6 million or 0.6% as compared to the same period in 2012. This decrease was basically attributable to lower expenses in advisories stemming from the amendment of the BBVA Servicios Corporativos Contract made in September 2012 that significantly reduced the scope of services provided, which translated into lower tariffs of such contract. This contract finished in September 2013.

Partially offsetting the above were superior expenses incurred in operational write-offs related to reviews of process required by the Superintendency of Pensions, adding higher expenses in services rendered by third parties related to outsourcing activities and pension payments.

•
Other operating expenses amounted to Ch$2,155.3 million in the first nine months of 2013, lower by Ch$260.6 million or 10.8% with respect to the same period in 2012, mainly attributable to lower costs in qualification of disability, basically related to medical fees and clinical examinations related to the remaining beneficiaries of the run off policy.

•
Marketing expenses were Ch$1,181.2 million in the first nine months of 2013, an increase of Ch$86.8 million or 7.9% with respect to the same period in 2012. This increase was basically the outcome of higher expenses related to the quarterly balance sheet due to higher number of issuances and inserts attached. Also, the period recorded higher expenses related to client satisfaction studies and higher expenses in publicity, mainly social networks and written media.

~~•~~
Data processing expenses were Ch$3,049.6 million in the first nine months of 2013, an increase of Ch$75.9 million or 2.6% with respect to the same period in 2012. This result was mainly sustained by higher maintenance expenses in systems and superior technological requirements.

Financial income (expenses)

Financial income (expense) was Ch$1,900.6 million in the first nine months of 2013, a decrease of Ch$326.9 million or 14.7% with respect to the same period in 2012. In the period, the result was driven by a minor level of liquidity in light of retained earnings distribution and lower returns from such investments due to the fall exhibited by interest rates of time deposits.

Share of the profit (loss) from equity accounted associates

In the first nine months of 2013, share of the profit (loss) from equity accounted associates was Ch$5,478.2 million, a decrease of Ch$4,621.6 million or 45.8% with respect to the same period in 2012. This result was mainly boosted by the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico, which translated into a negative result in the aggregate of Ch$6,021.0 million. The aforementioned result was partially offset by the positive result achieved by local associates that jointly generated a positive variation of Ch$1,399.4 million, mainly due to a better result recorded by AFC (Ch$1,110.9 million). This result due to AFC acquired the shares held by AFP Habitat in 2013, so all AFPs increased its shareholding over the shares with economic rights. Therefore, Provida now has 49.2% of the shares with economic right in the AFC.

Company	Country	2013	2012	Change	%
		(Millions of Chilean pesos, except percentages)
AFC	Chile	3,033.7	1,922.8	1,110.9	57.8%
DCV	Chile	86.0	81.7	4.4	5.3%
Previred	Chile	2,358.5	2,074.4	284.1	13.7%
Bancomer	Mexico	-	3,357.7	(3,357.7)	-100.0%
Horizonte	Peru	-	2,663.2	(2,663.2)	-100.0%
TOTAL		5,478.2	10,099.8	(4,621.6)	-45.8%

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 49.2% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Finally, it should be mentioned that AFC stopped its operations and since October 7th 2013, the new AFC that awarded the bidding process for unemployment funds management for the next 10 years started its activities, where Provida currently does not participate.

Exchange differences

Exchange differences recorded gains for Ch$63.7 million in the first nine months of 2013, rising by Ch$144.0 million with respect to losses recorded in the same period in 2012. This result was attributable to the exposure level in dollars held by the Company in the first months of the year and the U.S. dollar exchange rate evolution evidenced during the period.

Other non-operating revenues

Other non-operating revenues were Ch$67,965.5 million in the first nine months of 2013, an increase of Ch$65,082.2 million as compared to the same period in 2012. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in the associates AFORE Bancomer in Mexico of Ch$38,755.2 million and AFP Horizonte in Peru of Ch$26,833.9 million.

Income tax expense

In the first nine months of 2013, income tax expense was Ch$26,795.6 million, higher by Ch$5,493.7 million or 25.8% with respect to the same period in 2012. Partly the result is explained by Ch$12,267.7 million taxes of over profits generated on the sale of equity interests held in AFORE Bancomer and AFP Horizonte in Peru. As a counterpart, year 2012 basis included the application of the new tax regulation (September 2012) that increased the recurring income tax rate from 18.5% to 20.0% and the deferred tax rate from 17.0% to 20.0%. The latter implied higher tax expenses of Ch$5,762.6 million for September 2012, including both income tax by Ch$1,033.4 million and deferred tax by Ch$4,729.2 million.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$349,688.5 million as of September 30, 2013, a decrease of Ch$57,286.8 million or 14.1% with respect to December 31, 2012. This result was basically attributable to lower current assets (Ch$63,888.7 million) mainly referred to assets held for sale (foreign associates) and lower level of liquid assets that financed the dividend payments.

•
As of September 30, 2013, current assets were Ch$55,407.8 million, decreasing by Ch$63,888.7 million with respect to December 31, 2012. This result was partly attributable to lower assets held for sale of Ch$26,430.6 million. As a matter of fact, Provida Internacional was studying alternatives of selling its investments at the end of 2012, which led that in November 2012 the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru were classified in such line item, and finally were sold during 1Q13. The cash flows net of taxes from those transactions were distributed as dividends against retained earnings in May 2013.

In addition, the period recorded lower financial assets at fair value through profits and loss of Ch$16,539.7 million, and lower cash and cash equivalent of Ch$12,307.1 million, basically due to the distribution of the final dividend corresponding to 2012 profits, effects partially offset by cash flows generated from the recurring business during the first nine months of the year.

Finally, other current asset components explaining at lesser extent the aforementioned evolution are as follows: lower trade and receivables of Ch$3,516.4 million related to insurers; lower receivables from related companies of Ch$3,021.0 million basically related to BBVA Seguros de Vida S.A. due to the contract in run off stage; lower receivables from current taxes of Ch$2,992.1 million due to lower monthly temporary payments since the comparison included a 9 month-period against a 12 month-period.

•
Non-current assets amounted to Ch$294,280.6 million as of September 30, 2013, an increase of Ch$6,601.8 million or 2.3% with respect to December 31, 2012. Partly, this variation was attributable to higher mandatory investments of Ch$ 10,133.1 million due to normal contributions made by contributors and the average positive cumulative return of pension funds in the period. In addition, the period recorded higher investments in equity accounted associates of Ch$3,672.8 million, basically related to participation in earnings of the period (mainly AFC and Previred).

The aforementioned was partially offset by lower intangible assets Ch$4,423.6 million, as per the amortization of the customer list of previous local acquisitions (Proteccion, Union and El Libertador) and the technological platform. Additionally, lower assets for deferred taxes of Ch$1,517.2 million were recorded, since in November 2012 that asset was acknowledged  due to the classification of investments in AFORE Bancomer and AFP Horizonte as assets held for sale, and later it was deducted with these associates sale during 1Q13.

In addition, the period recorded lower properties, plant and equipments of Ch$1,332.5 million, due to the amortization of the period and the sale of real estate not used by Provida, effects partly offset by enhancements made mainly in real estate.

Liabilities

Total liabilities amounted to Ch$116,633.8 million as of September 30, 2013, an increase of Ch$24,332.3 million with respect to December 31, 2012. This result was basically attributable to higher current liabilities (Ch$23,682.8 million), mainly due to higher trade and other payables related to minimum dividends, which was partially offset by inferior provisions and accounts payables for current taxes.

•
Current liabilities amounted to Ch$81,456.6 million as of September 30, 2013, rising by Ch$23,682.8 million with respect to December 31, 2012. This variation was basically caused by higher trade and other payables of Ch$27,665.6 million, due to superior level of minimum legal dividends equivalent to 30% of profits attained in the period. Additionally, the comparison basis as of December 2012 incorporated minimum dividend amounts that were adjusted by the temporary dividend paid in October2012.

The latter was partially offset by lower provisions of Ch$3,014.5 million, mainly explained by a lower unfavorable casualty rate driven by the runoff stage of insurance contract.

Also lower payables for current taxes of Ch$2,752.0 million were recorded, since first category tax amount for 2012 was as usual paid in April 2013.

•
Non-current liabilities amounted to Ch$35,177.2 million as of September 30, 2013, an increase of Ch$649.5 million with respect to December 31, 2012. This result was due to higher liabilities for deferred taxes (Ch$751.2 million), related to gains from mandatory investments during the period, which were partially offset by lower other non-current liabilities (Ch$73.4 million) due to lower guarantees received for own real estate leased and lower interest bearing borrowings (Ch$28.4 million) due to lower long-term liabilities for leasing.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$233,054.6 million as of September 30, 2013, decreasing by Ch$81,619.1 million with respect to December 31, 2012. This result was basically the outcome of the distribution of the definite dividend of Ch$70,901.8 million for the year ended in 2012, but paid in May 2013. Also in the period two extraordinary dividends against retained profits of Ch$109,808.7 million were paid, amounts related to excess cash from associate sales and also from the recurring operations. The aforementioned was partially offset by the profit generated during the period.

Exchange rate

As of September 30, 2013, the exchange rate was Ch$504.20 per dollar, while at the same date in 2012, it was Ch$473.77 per dollar. In the first nine months of 2013, the Chilean peso depreciated by 5.05% against the dollar, while in the same period in 2012 the Chilean peso appreciated by 8.75%.

COMPREHENSIVE INCOME STATEMENT

	2013	2012	Change	%
	(Millions of Chilean pesos, except percentages)
Revenues	128,250.0	122,495.1	5,754.9	4.7%
Gain on mandatory investments	8,294.0	8,564.6	(270.6)	-3.2%
Life and disability insurance premium expense (less)	1,392.2	2,960.0	(1,567.9)	-53.0%
Employee expenses (less)	(31,488.6)	(22,703.7)	(8,784.9)	38.7%
Depreciation and amortization (less)	(6,619.1)	(6,384.5)	(234.6)	3.7%
Impairment losses (less)	-	(210.4)	210.4	100.0%
Miscellaneous other operating expenses (less)	(22,798.1)	(23,000.6)	202.5	-0.9%
Finance costs (less)	(16.8)	(24.0)	7.2	-29.9%
Income (loss) from investments	1,900.6	2,227.5	(326.9)	-14.7%
Share of the profit (loss) from equity accounted
associates	5,478.2	10,099.8	(4,621.6)	-45.8%
Exchange differences	63.7	(80.4)	144.0	179.2%
Other non-operating income	67,965.5	2,883.2	65,082.2	2257.3%
Other non-operating expenses (less)	(418.8)	(280.2)	(138.6)	49.5%
PROFIT (LOSS) BEFORE TAX	152,002.8	96,546.5	55,456.2	57.4%
Income tax expense	(26,795.6)	(21,301.9)	(5,493.7)	25.8%
Profit (loss) after tax from continuing operations	125,207.2	75,244.7	49,962.5	66.4%
PROFIT (LOSS)	125,207.2	75,244.7	49,962.5	66.4%

STATEMENT OF FINANCIAL POSITION

	9/30/2013	12/31/2012	Change	%
	(Millions of Chilean pesos, except percentages)
Current assets	55,407.8	119,296.5	(63,888.7)	-53.6%
Non-current assets	294,280.6	287,678.8	6,601.8	2.3%

TOTAL ASSETS	349,688.5	406,975.3	(57,286.8)	-14.1%

Current liabilities	81,456.6	57,773.8	23,682.8	41.0%
Non-current liabilities	35,177.2	34,527.7	649.5	1.9%

Shareholders' Equity	233,054.6	314,673.8	(81,619.1)	-25.9%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	349,688.5	406,975.3	(57,286.8)	-14.1%

CASH FLOW STATEMENT
	2013	2012	Change	%
	(Millions of Chilean pesos, except percentages)
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	60,840.3	67,569.2	(6,728.9)	-10.0%
Cash flow from (used in) operations	77,813.3	73,479.0	4,334.2	5.9%
Cash flow from (used in) other operating activities	(16,972.9)	(5,909.8)	(11,063.1)	187.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	108,077.4	(6,702.2)	114,779.6	1712.6%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(181,224.8)	(58,024.2)	(123,200.6)	212.3%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(12,307.1)	2,842.8	(15,149.9)	-532.9%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER OF 2013

Profit

In the third quarter of 2013 (3Q13), the Company recorded a profit of Ch$24,761.7 million, an increase of Ch$4,410.7 million or 21.7% with respect to profit recorded in the third quarter of 2012 (3Q12).

Revenues increased by Ch$2,656.4 million, basically due to the growth experienced by fee income (Ch$2,388.7 million) due to the increase of salary base resulting from higher taxable incomes of contributors.

Regarding operating expenses, they increased by Ch$4,659.2 million driven by higher employee expenses (Ch$3,988.0 million), as a consequence of the new commercial distribution model and the internalization of certain activities affecting the administrative staff.

Mandatory investments recorded higher gains of Ch$2,560.7 million in the quarter with a weighted average nominal return of +2.49% that compared with +1.31% recorded in 3Q12, basically due to higher returns obtained by foreign stock markets of developed economies.

Regarding the non-operating result, 3Q13 recorded lower profits of Ch$1,782.6 million due to the sale of equity interests held in foreign associates (Mexico and Peru), which was partially offset by higher profits generated by local associates, basically higher earnings accrued by AFC.

Income tax recorded a lower expense of Ch$5,997.6 million, mainly the fact that September 2012 was effected by the change of tax law that increased the recurring income tax rate from 18.5% to 20.0%, as well as deferred tax rate from 17.0% to 20.0%, totaling a higher expense of Ch$ Ch$5,762.6 million.

During 3Q13, earnings per share (each ADR represents fifteen shares) were Ch$74.74 as compared to Ch$61.42 obtained in 3Q12.

Revenues

In 3Q13, revenues were Ch$42,158.7 million, an increase of Ch$2,656.4 million or 6.7% with respect to the same quarter of 2012. This result was basically driven by higher fee income of Ch$2,388.7 million due to the growth of mandatory contributions, and also, but at a lower extent higher other revenues of Ch$267.7 million, basically due to increased operating revenues from AFP Génesis in Ecuador and collection costs recovery.

•
Fee income was Ch$39,779.2 million in 3Q13, an increase of Ch$2,388.8 million (6.4%) with respect to the same quarter of 2012. This result was basically triggered by higher mandatory contributions given the growth experienced by salary base (6.4%), mainly explained by the increase in the contributors’ taxable income.

•
Other revenues amounted to Ch$2,379.5 million in 3Q13, increasing by Ch$267.7 million (12.7%) with respect to 3Q12. This result was partly the outcome of higher other revenues of Ch$432.9 million mainly stemming from the recovery of collection costs and higher revenues from operations attained by AFP Génesis due to the exchange rate evolution. The aforementioned was partially offset by lower amounts of financial revenues of Ch$164.4 million stemming from the life and disability insurance contract, arisen from decreased cash flows, as well as lower returns obtained in the quarter.

Gains on mandatory investments

During 3Q13, mandatory investments recorded gains of Ch$5,313.6 million, higher by Ch$2,560.7 million, with respect to the gains recorded in 3Q12. The weighted average nominal return of pension funds was +2.49% in 3Q13, which is compared to +1.31% recorded in 3Q12. The positive figure was the outcome of higher returns of foreign stock exchanges in developed countries in 3Q13: MSCI World +7.7%; Japan +5.7% and Europe +6.5% versus 3Q12: MSCI World +6.2%; Japan -1.5% and Europe +5.8%. The above was partially offset by a higher fall experienced by local stock markets measured through IPSA (3Q13: -5.1% v/s 3Q12: -3.9%).

Life and disability insurance premium

In 3Q13, the life and disability insurance premium recorded an expense of Ch$46.3 million, negative by Ch$952.5 million (15.3%) with respect to gains registered in 3Q12. This result was driven by the fact that 3Q13 no changes in provisions were recorded, but temporary premiums have been acknowledged stemming from residual contributions.

Employee expenses

Employee expenses amounted to Ch$11,963.0 million in 3Q13, an increase of Ch$3,988.0 million with respect to 3Q12, evolution explained as follows:

•
Wages and salaries of administrative personnel amounted to Ch$5,483.3 million in 3Q13, higher by Ch$902.5 million with respect to the figure recorded in the same quarter of 2012. This result was driven by higher fixed compensations and benefit allowances paid during the period, as a consequence of a greater staff maintained. The above since starting September 2012 services rendered by BBVA Servicios Corporativos were internalized, and then, transferring the associated personnel to Provida’s permanent staff. Moreover, certain activities were also internalized with the main objective of improving client services and contributing to have a greater staff with the associated remunerations.

In figures, the average administrative staff was 1,074 workers in 3Q13, compared to 954 in 3Q12, that is, an increase of 12.7% (121 workers).

•
Wages and salaries of sales personnel amounted to Ch$3,598.4 million in 3Q13, an increase of Ch$1,027.3 million with respect to the same quarter of 2012. This result was boosted by the implementation of the new distribution, which has translated into in a greater and more qualified sales force. The latter has involved to record higher expenses in variable-based compensations (commissions and awards), higher fixed compensations and benefit allowances.

In figures, the average number of sales agents was 787 workers in 3Q13, an increase of 34.2% with respect to the number maintained in 3Q12 (586 sales agents).

•	Short term benefits to employees amounted to Ch$1,591.6 million in 3Q13, an increase of Ch$977.1 million with respect to 3Q12, given a higher provision for bonuses required.

•	Indemnities were Ch$1,289.6 million in 3Q13, an increase of Ch$1,081.2 million regarding 3Q12, in order to strengthened the Company’s structures and processes.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,228.8 million in 3Q13, an increase of Ch$93.9 million with respect to 3Q12 in connection with amortizations.

~~•~~
In 3Q13, depreciation expenses were Ch$576.1 million, an increase of Ch$7.2 million with respect to the expense recorded in 3Q12. This result was attributable to higher expenses in depreciation costs recorded by AFP Génesis in Ecuador, since Provida’s individual result recorded lower expenses, mainly depreciation of IT hardware.

•
In 3Q13, the amortization expenses were Ch$1,652.7 million, an increase of Ch$86.8 million with respect to the same quarter of 2012, triggered by higher amortization of intangibles associated to enhancements for the Unified Platform.

Impairment losses

During 3Q13 no impairment losses were recorded, which translated into a positive variation of Ch$34.2 million. Losses recorded in 3Q12 originated from the difference between the book value and the market value of real estate in such quarter. This result was in accordance with Provida’s policy to assess its main fixed assets every three years (or earlier if there is any evidence of impairment).

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,261.9 million in 3Q13, a decrease of Ch$281.3 million with respect to 3Q12. This result was mainly driven by lower administration expenses.

•
Data processing expenses were Ch$981.6 million in 3Q13, a decrease of Ch$29.7 million with respect to 3Q12. This decrease was basically driven by lower expenses related to liaison services with branch offices due to better conditions negotiated in terms of fees and lower maintenance services costs, savings that were partially offset by superior expenses incurred in developing minor projects that will not be activated.

•
Administration expenses amounted to Ch$5,203.1 million in 3Q13, a decrease of Ch$297.6 million with respect to the same quarter of 2012. Savings recorded in the quarter were basically the outcome of lower advisories, due to the amendment of the contract with BBVA Servicios Corporativos, which was partially offset by higher expenses in operational write-offs related to uncollectibility matters, rentals and maintenance services of equipments and offices due to new spaces hired mainly for administrative staff.

•
Other operating expenses were Ch$723.4 million in 3Q13, a decrease of Ch$74.0 million with respect to the same quarter of 2012. This positive result was explained by inferior costs in disability qualification, referred to medical fees and clinical examinations related to remaining casualties of the run off contract.

•
In 3Q13, marketing expenses were Ch$353.8 million, higher by Ch$119.9 million with respect to same quarter of 2012. This result was mainly attributable to higher expenses related to the quarterly balance sheet (higher number of issuances and inserts) and to publicity (written media and social networks).

Financial income (expenses)

Financial income (expense) for 3Q13 amounted to Ch$293.4 million, decreasing by Ch$359.2 million as compared to the same quarter of 2012. This result was driven by the fact that in 3Q13 the Company recorded a lower level of liquidity for investing and also lower returns on such investments were obtained as well.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$1,824.5 million in 3Q13, lower by Ch$1,782.6 million with respect to 3Q12. This result was generated by the sale of equity interests held in AFP Horizonte and AFORE Bancomer, which led to record lower profits in the aggregate of Ch$2,257.7 million. This result was partly offset by better results of Ch$475.1 million achieved by local associates, due to higher profits generated by AFC as well as higher revenues on sales stemming from Previred (Ch$198.4 million).

Company	Country	3Q13	3Q12	Change	%
		(Millions of Chilean pesos, except percentages)
AFC	Chile	972.8	690.4	282.5	40.9%
DCV	Chile	16.6	22.3	(5.7)	-25.5%
Previred	Chile	835.0	636.6	198.4	31.2%
Bancomer	Mexico	-	1,390.7	(1,390.7)	-100.0%
Horizonte	Peru	-	867.1	(867.1)	-100.0%
TOTAL		1,824.5	3,607.0	(1,782.6)	-49.4%

Exchange differences

The exchange differences generated gains of Ch$10.3 million in 3Q13, higher by Ch$43.5 million with respect to losses recorded in 3Q12. Behind this result is the lower appreciation of 0.6% by Chilean peso against dollar recorded in 3Q13 as compared to 5.6% recorded in 3Q12 and the gains on UF fluctuation due to the assets denominated in such currency (3Q13: increase of 1.0% v/s 3Q12: decrease of 0.2%).

Other non-operating revenues

Other non-operating revenues were Ch$983.5 million in 3Q13, an increase of Ch$140.2 million with respect to the same quarter of 2012. This result was driven by revenues from the sale of a real estate made in August 2013. This was partially offset by the reversal of provisions of previous periods recorded in 3Q12, mainly related to labor suits.

Other non-operating expenses

Other non-operating expenses were Ch$189.8 million in 3Q13, an increase of Ch$127.7 million with respect to the same quarter of 2012. This result was triggered by higher expenses in write-offs related to fixed assets (furniture and equipments) disposed in September 2013.

Income tax expense

The income tax expense amounted to Ch$4,127.1 million in 3Q13, lower by Ch$5,997.6 million mainly as a result the fact that the income tax expense in 3Q12 included the effect of the implementation of a new regulation that increased the tax rate from 18.5% to 20.0% and the deferred tax rate from 17.0% to 20.0%. In figures the higher expense amounted to Ch$5,762.6 million for September 2012, including both income tax by Ch$1,033.4 million and deferred tax by Ch$4,729.2 million.

Exchange rate

In 3Q13, an appreciation of 0.58% of Chilean peso against the dollar was recorded, similar than 3Q12 when it was 5.59%.

COMPREHENSIVE INCOME STATEMENT

	3Q13	3Q12	Change	%
	(Millions of Chilean pesos, except percentages)
Revenues	42,158.7	39,502.3	2,656.4	6.7%
Gain on mandatory investments	5,313.6	2,752.9	2,560.7	93.0%
Life and disability insurance premium expense (less)	(46.3)	906.2	(952.5)	-105.1%
Employee expenses (less)	(11,963.0)	(7,974.9)	(3,988.0)	50.0%
Depreciation and amortization (less)	(2,228.8)	(2,134.8)	(93.9)	4.4%
Impairment losses (less)	-	(34.2)	34.2	100.0%
Miscellaneous other operating expenses (less)	(7,261.9)	(7,543.2)	281.3	-3.7%
Finance costs (less)	(5.3)	(6.1)	0.8	-12.9%
Income (loss) from investments	293.4	652.6	(359.2)	-55.0%
Share of the profit (loss) from equity accounted
associates	1,824.5	3,607.0	(1,782.6)	-49.4%
Exchange differences	10.3	(33.2)	43.5	131.0%
Other non-operating income	983.5	843.3	140.2	16.6%
Other non-operating expenses (less)	(189.8)	(62.1)	(127.7)	205.6%
PROFIT (LOSS) BEFORE TAX	28,888.8	30,475.6	(1,586.9)	-5.2%
Income tax expense	(4,127.1)	(10,124.6)	5,997.6	-59.2%
Profit (loss) after tax from continuing operations	24,761.7	20,351.0	4,410.7	21.7%
PROFIT (LOSS)	24,761.7	20,351.0	4,410.7	21.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 31, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 31, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.